September 29, 2022

VIA EDGAR

Securities and Exchange
Commission 100 F Street, NE

Washington, DC 20549

Attention: Timothy Worthington

Re:	WisdomTree Digital Trust (the “Trust”) on behalf of Itself and WisdomTree Technology and Innovation 100 Digital Fund (the “Fund”)

Dear Mr. Worthington:

The Trust is hereby filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 9 (“PEA No. 9”) to the Trust’s Registration Statement on Form N-1A. The purpose of PEA No. 9 is to register the WisdomTree Technology and Innovation 100 Digital Fund as a new series of the Trust.

If you have any questions or comments, please contact me at (212) 261-6847.

Sincerely,

/s/ Michael S. Didiuk
Michael S. Didiuk

cc:	Ryan Louvar – WisdomTree

Todd Zerega - Perkins Coie LLP